15 April 2002

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549 U.S.A.

Attention Office of International Corporate Finance,
Division of Corporation Finance

Re David Jones Limited (File No. 82-4230) -
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

Dear Sirs

David Jones Limited
Issue price for shares issued under Dividend Reinvestment Plan

I am submitting the following information as part of David Jones Limited's continuing reporting obligation pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Very truly yours,
DAVID JONES LIMITED

JOHN A. SIMMONDS
COMPANY SECRETARY

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DAVID JONES
David Jones Limited A.C.N. 000 074 573
86-108 Castlereagh Street Sydney NSW 2000 Australia Telephone 02 9266 5544

15 April 2002

The Manager Companies
Australian Stock Exchange Limited
11th Floor
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir

Dividend Reinvestment Plan
4 cents per share, fully franked dividend payable 6 May 2002

We advise the issue price for the shares to be issued under the Dividend Reinvestment Plan on 6 May 2002 is $1.169 per share.

Yours faithfully
DAVID JONES LIMITED

JOHN A. SIMMONDS
COMPANY SECRETARY

DAVID JONES
David Jones Limited A.C.N. 000 074 573
A.B.N. 75 000 074 573
Elizabeth Street Store 86-108 Castlereagh Street Sydney NSW 2000 Australia Telephone 02 9266 5544